Exhibit 12.1

HUDSON PACIFIC PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	Consolidated			Historical Combined
	For the year ended December 31,
	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges
and Preferred Dividends:
Net loss	(5,006)	(2,238)	(2,682)	(644)	(2,622)

Plus fixed charges:
Interest expense (including amortization of loan fees)	19,071	17,480	8,831	8,774	12,029
Capitalized interest and loan fees	1,461	189	165	544	1,054
Estimate of interest within rental expense	153	124	46	16	16
Fixed Charges	20,685	17,793	9,042	9,334	13,099

Plus:
Amortization of capitalized interest	73	73	73	55	55
Less:
Capitalized interest and loan fees	(1,461)	(189)	(165)	(544)	(1,054)
Earnings	$14,291	$15,439	$6,268	$8,201	$9,478

Combined Fixed Charges and
Preferred Dividends:
Fixed charges (from above)	20,685	17,793	9,042	9,334	13,099
Preferred dividends	12,924	8,108	817	—	—
Combined fixed charges and preferred dividends:	$33,609	$25,901	$9,859	$9,334	$13,099

Ratio of earnings to combined fixed charges and preferred dividends	0.43	0.60	0.64	0.88	0.72
Deficiency	$19,341	$10,462	$3,591	$1,133	$3,621